April 11, 2012
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 6, 2011
Form 6-K Furnished October 31, 2011
Form 6-K Furnished February 7, 2012
File No. 001-12518

Dear Mr. Vaughn:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-Ks of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-Ks. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Risk Factors, page 13

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see
http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

We acknowledge the Staff’s comment and we present below the proposed disclosure to be included in our future filings until the PCAOB is able to inspect the work of auditors in Spain:

“The lack of PCAOB inspections to our auditor in Spain may reduce the confidence in our reported financial information.

Our auditor, Deloitte, S.L., as auditor of companies, including the Bank, that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

Because our auditor is located in Spain, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Spanish authorities, our auditor is not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside Spain have identified deficiencies in those firms’ audit procedures and quality control procedures.  This lack of PCAOB inspections in Spain prevents the PCAOB from evaluating our auditor's audit and quality control procedures and deprives investors in our securities and those of other Spanish companies of the potential benefits of such inspections.”

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

2. Refer to your response to prior comment one where you state that an additional downgrade of Santander UK’s long-term senior debt ratings would lower Santander UK’s credit ratings below the minimum allowed by certain of its derivative and other financial contracts and could require that such counterparty contracts be renegotiated. We acknowledge your statement that the impact of any such downgrade cannot be accurately predicted; however, we believe it would be useful to disclose the amount of derivative and other financial contracts that are at risk of being renegotiated in the event of an additional downgrade of Santander UK’s credit ratings below the minimum allowed by such contracts. Please revise your disclosure in future filings to quantify the amount of such derivative and financial contracts that will be at risk of being renegotiated in the event of an additional downgrade.

We acknowledge the Staff’s comment and we present below the revised proposed disclosure to be included in our future filings:

“The derivative and financial contracts that would be at risk of renegotiation as a result of a one-notch downgrade of Santander UK's long-term credit rating primarily are basis swaps with a consolidated special purpose entity used in Santander UK's covered bond programme. The aggregate notional amount of these swaps as at December 31, 2011 was approximately £40 billion. The derivative and financial contracts that  would be at risk of renegotiation as a result of a two -notch downgrade of Santander UK's long-term credit rating primarily are basis swaps and currency swaps with consolidated special purposes entities used in Santander UK's Residential Mortgage Backed Securities (“RMBS”) and covered bond programmes. The aggregate notional amount of these swaps as at December 31, 2011 was approximately £83 billion (in addition to the £40 billion notional amount of swaps that would be at risk of renegotiation as a result of a one-notch downgrade). Santander UK would also be required to take action in relation to the bank account arrangements with the consolidated special purposes entities under these programmes. Such accounts are currently held by Santander UK. The action required could involve obtaining guarantees, transferring the accounts to another bank or re-negotiating the account bank agreement.”

Form 6-K Furnished on October 31, 2011

3. Refer to your response to prior comment ten, and please clarify the following in your response:

•	The strategic, financial and operating decisions that require a majority vote and those decisions that require a unanimous decision.

•	Whether each shareholder contributes a one-third vote, and if so, why the transaction was structured in this fashion given the varying degrees of ownership percentages.

•	Whether board representation is equal among each of the three shareholders.

•
How you accounted for the put option where Auto Finance Holdings and DDFS will be entitled to sell to you their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.

•
How you accounted for the put option in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.

•	The circumstances that would trigger a situation of impasse.

•	Whether there are restrictions on the sale of shares by Auto Finance Holdings or DDFS. If the entities have agreed not to sell the shares for a certain period of time, clarify how long this period is.

•
To the extent the other shareholders can sell their shares in SCUSA in the future, please clarify how this affects the voting rights allocated to each shareholder and tell us how the sale of any of their shares affects your consolidation conclusions.

•	Additionally, please clarify if they are required to sell the shares back to you prior to selling them to someone else.

In order to facilitate the understanding of the response, we present first a summary of main ideas that are relevant to the Staff’s comments and then develop each point in more detail.

•              Power to control – decision taking

As agreed by contract, all material strategic, financial and operating decisions within Santander Consumer USA Inc. (“SCUSA” or the “Company”) are considered Board Reserved Matters (as defined and discussed in more detail below) and require the affirmative vote of a majority of the directors nominated by Santander Holdings USA, Inc. (“SHUSA”) and the affirmative vote of a majority of the directors nominated by the other shareholders, who act and vote collectively as a group. This governance structure creates a unanimous decision making process among the shareholders for all material strategic, financial and operating decisions.

•              Reasons for structuring transaction such way notwithstanding the shareholders’ varying ownership percentages

Santander Group (the “Group”) wanted the private equity investors to actively participate in the control of the Company because the growth plans for the Company cover areas in which the Group has limited or no expertise in the U.S. markets. A joint control agreement was considered suitable to achieve this goal.

•              Accounting consideration of IPO Put Option

The IPO Put Options are not currently exercisable and do not currently give the Group the right to acquire shares held by the other shareholders, and thereby obtain control of the Company.  In addition, because SCUSA is accounted for as an equity method joint venture and not a consolidated subsidiary of the Group, such put option does not constitute a liability over own equity for the Group but a derivative that is recorded at its fair value with corresponding changes in profit and loss. Given that its exercise price is the fair value at the exercise date, the valuation of such put option is not currently significant.

•              Accounting consideration of Deadlock Put/Call Options

The objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter (defined as those that will likely cause the Company or any significant subsidiary to default on any material obligation or cease to continue as a going concern) becomes impossible.

The Deadlock options meet the definition of a contingent derivative and given their nature and the fact that the strike prices would always be out of the money due to the premium/discount over fair value, they have no monetary value for any of the parties and therefore there will be no accounting effect in the consolidated financial statements of the Group until the option is exercised, if ever.

•              Restrictions on transfer (lock up period)

Consistent with common business practice for joint venture arrangements and the business objectives of SCUSA, the shareholders’ are subject to transfer restrictions.

We concluded that such transfer restrictions do not have any accounting consequences for any of the shareholders.

After the expiration of the applicable transfer restrictions, transfers by the shareholders of all or a portion of their shares could cause the joint control provisions of the Shareholders Agreement (as defined below) to terminate if certain ownership percentages are not maintained. Only at such time will an analysis of the accounting consequences, if any, be made.

As mentioned above, we develop in more detail our response to each of the Staff’s comments:

•	The strategic, financial and operating decisions that require a majority vote and those decisions that require a unanimous decision.

•	Whether each shareholder contributes a one-third vote, and if so, why the transaction was structured in this fashion given the varying degrees of ownership percentages.

•	Whether board representation is equal among each of the three shareholders.

A summary of the relevant agreements relating to the representation and voting rights of each of the shareholder parties and the governance of SCUSA with respect to material strategic, financial and operating decisions is as follows. Matters defined as Board Reserved Matters and Shareholders’ Reserved Matters require the unanimous decision (see explanation below) of the parties of the agreement. Following this summary of relevant agreements, we provide an explanation of how we concluded our assessment of these provisions in our consolidation analysis and why the transaction was structured in this manner.

•	Board of Directors

-	Composition of the Board of Directors

SCUSA’s board of directors consists of twelve members.

SHUSA has the right to appoint seven directors (the “SHUSA Directors”) and Sponsor Auto Finance Holdings Series LP (“Auto Finance Holdings”)1 and DDFS LLC (“DDFS”), acting collectively as a group, (the “Acquirer Group” and, together with SHUSA, the “Shareholders”) have the right to appoint five directors (the “Acquirer Group Directors”).

-	Quorum, Voting and Board Reserved Matters

At all meetings of the board of directors, the presence of a majority of directors then in office constitutes a quorum for the transaction of business; provided, however, that the presence of a majority of directors then in office, including at least three Acquirer Group Directors, constitutes a quorum for purposes of voting on any Board Reserved Matter (as defined below) at any meeting of the board of directors.

Except as otherwise provided by law, the articles of incorporation, or the bylaws, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors. At all the meetings of the board of directors, each director shall have one vote.

With respect to material strategic, financial and operating matters (the “Board Reserved Matters”), the affirmative vote of at least four SHUSA Directors and three Acquirer Group Directors is required. Board Reserved Matters include:***

1 Auto Finance Holdings is jointly owned by, among others, investment funds affiliated with Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.

*** Indicates omission of material, which has separately been filed, pursuant to a request for confidential treatment.

•	Shareholders’ Meetings

-	Quorum, Voting and Shareholders Reserved Matters

At all shareholder meetings, the presence in person or by proxy of shareholders of record holding a majority of the total number of shares of the Company then issued and outstanding and entitled to vote constitutes a quorum for the transaction of business.

Except as otherwise provided by law, the articles of incorporation or the bylaws, the vote of a majority of votes cast at a meeting of shareholders is required to authorize any action. Each share of common stock of the Company is entitled to one vote.

With respect to certain matters (the “Shareholder Reserved Matters”), the affirmative vote of 100% of the shares held by the Shareholders is required. Shareholder Reserved Matters include:

(i) Commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Company.

(ii) Any non-pro rata reduction to the share capital of the Company, except as required by law.

(iii) Certain amendments to the articles of incorporation or by-laws of the Company, including amendments to the shareholder approval requirements for Shareholder Reserved Matters.

(iv) Any appointment to the board of directors contrary to the provisions regarding appointment of directors set forth in the Company’s bylaws or Shareholders Agreement.

(v) Any merger, amalgamation or consolidation of the Company with any other entity or the spinoff of a substantial portion of the business of the Company.

(vi) The disposition of all or substantially all of the assets of the Company.

(vii) Any change in the principal line of business of the Company.

As expressed in the Shareholders Agreement2, the Shareholders jointly manage the Company and share control over it. This joint control is contractually agreed and established by requiring that material strategic, financial and operating decisions —Board Reserved Matters— and other matters —Shareholders Reserved Matters— have the unanimous consent of the Shareholders. Although Board Reserved Matters have a lower voting threshold than Shareholder Reserved Matters, the unanimous consent of the Shareholders is nevertheless required because a majority of each of the SHUSA Directors and the Acquirer Group Directors must be obtained for approval of the matter in question. The lower threshold was instituted to not require the presence of all directors at every meeting, which would be impractical. As such, Shareholder Reserved Matters and Board Reserved Matters cannot be approved without the unanimous consent of the Shareholders.

The transaction was structured in this manner because the Group wanted SCUSA to continue to grow, partly through launching or acquiring new products. The Group wanted the private equity investors to actively participate in the control of the Company because the growth plans cover areas in which the Group has limited or no expertise in the U.S. markets. For example, the Group wants to expand in the U.S. into sub-prime and near-prime credit cards, where both KKR and Warburg Pincus have prior experience, as well as unsecured personal loans, where Centerbridge Partners has participated actively in unsecured business processes and auctions. The new investors also have extensive experience in the U.S. securitization market. Therefore, we structured the governance of the Company in a way that would encourage full and active participation by all of the Shareholders.

For purposes of determining the accounting effects of the transaction we analyzed who controlled the Company after the mentioned agreements. For doing that we considered IAS 27 and IAS 31 literature:

IAS 27
“Control is the power to govern the financial and operating policies of an economic activity so as to obtain benefits from it.”
“13.Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:
(a) power over more than half of the voting rights by virtue of an agreement with other investors;
(b) power to govern the financial and operating policies of the entity under a statute or an agreement;
(c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

2 We respectfully inform the Staff that the Shareholders Agreement (the “Shareholders Agreement”), dated December 31, 2011, by and among Santander Holdings USA, Inc., Santander Consumer USA, Inc., Sponsor Auto Finance Holdings Series LP, Dundon DFS LLC, Mr. Thomas G. Dundon and Banco Santander, S.A. that includes certain relevant agreements related to this transaction has been filed as Exhibit 10.4 to SHUSA’s Annual Report on Form 10-K for the year ended December 31, 2011.

(d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
IAS 31
“Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control (the venturers).”

7. The following characteristics are common to all joint ventures:
(a) two or more venturers are bound by a contractual arrangement; and
(b) the contractual arrangement establishes joint control.

10. The contractual arrangement may be evidenced in a number of ways, for example by a contract between the venturers or minutes of discussions between the venturers. In some cases, the arrangement is incorporated in the articles or other by-laws of the joint venture. Whatever its form, the contractual arrangement is usually in writing and deals with such matters as:
(a) the activity, duration and reporting obligations of the joint venture;
(b) the appointment of the board of directors or equivalent governing body of the joint venture and the voting rights of the venturers;
(c) capital contributions by the venturers; and
(d) the sharing by the venturers of the output, income, expenses or results of the joint venture.

11. The contractual arrangement establishes joint control over the joint venture. Such a requirement ensures that no single venturer is in a position to control the activity unilaterally.”

In our analysis we considered, among others things, the rights of all the parties evidenced in the corresponding agreements and the matters over which the unanimous consent of the parties is required. We concluded that Board Reserved Matters include substantive participating rights related to the strategic financial and operating decisions that ensure that no single party is in a position to control the activity unilaterally and that Shareholders were jointly controlling the Company as defined in IAS 31.

•
How you accounted for the put option where Auto Finance Holdings and DDFS will be entitled to sell to you their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.

For purposes of determining the accounting for the referred put options, we first considered the guidance in IAS 39 paragraphs 9 and determined that the put options meet the definition of a derivative:

“A derivative is a financial instrument or other contract within the scope of the Standard with all three of the following characteristics:

-
its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the 'underlying');

-
it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

-	it is settled at a future date.”

We then considered the guidance in IAS 32 paragraphs 16A, 19b and 21-24, which address putable instruments and derivatives over own equity.

After making the corresponding accounting analysis, we concluded that at the Group level, derivatives over own equity include derivatives over shares of subsidiaries, but not derivatives over shares of jointly controlled entities accounted by the equity method. Therefore, the referred put options are not in the scope of the guidance in paragraphs 21-24 of IAS 32, as the shares of SCUSA cannot be considered own equity from the perspective of Banco Santander, S.A. In addition, we determined that the guidance on putable instruments in IAS 32.16A and IAS 32.19b was also not applicable, given that the aforementioned literature applies to the issuer of instruments that contain a repurchase commitment for the issuer, whereas in this case the issuer of the shares is SCUSA while the requirement to purchase them, if the put options were exercised, would correspond the Group through our wholly owned subsidiary SHUSA.

Based on the above, we concluded that the accounting treatment of the put options in the consolidated financial statements of the Group should follow the general accounting required by IAS 39 for derivatives, i.e. the derivative should be recognized at fair value in the balance sheet with changes in fair value recognized in the income statement.

In relation to the valuation of the derivative, given that the strike price of the put options is fair value at the exercise date, the fair value of the said put options was not significant and therefore it had no impact in the consolidated balance sheet or income statement of the Group as of December 31, 2011.

Finally, we also analyzed the possible impact that the existence of these put options could have on our conclusions over the joint control. We considered the guidance in IAS 27, paragraph 14:

“14. An entity may own share warrants, share call options, debt or equity instruments that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the entity voting power or reduce another party's voting power over the financial and operating policies of another entity (potential voting rights). The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity. Potential voting rights are not currently exercisable or convertible when, for example, they cannot be exercised or converted until a future date or until the occurrence of a future event.”

As these instruments do not provide Banco Santander, S.A. with the right to call the shares of the other parties and do not otherwise result in currently exercisable rights that could reduce the other parties voting power, as described in IAS 27, we concluded that the put options did not affect the joint control conclusions.

•
How you accounted for the put option in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.

•	The circumstances that would trigger a situation of impasse.

The Shareholders Agreement defines situations of impasse as “Deadlock” situations.

A Deadlock occurs when the board of directors or shareholders cannot come to an agreement on a Board Reserved Matter or a Shareholder Reserved Matter, respectively, the effect of which is to cause SCUSA or any significant subsidiary to default on any material obligation or to cause SCUSA and its subsidiaries to be unable to carry on their businesses such that, in each case, it is reasonably likely that SCUSA or any significant subsidiary will cease to continue as a going concern.

In the event that a Shareholder believes that a Deadlock exists, such Shareholder must promptly give written notice to the Company and the other Shareholders. A Deadlock is deemed to occur (a) whenever the Shareholders agree that a Deadlock has occurred or (b) in absence of such an agreement, whenever a court decision is obtained which concludes that a Deadlock has occurred. Upon the occurrence of a Deadlock, each Shareholder will, and will cause any director nominated by such Shareholder, as applicable, to use their good faith efforts to resolve the Deadlock within 90 days.  In the event that the board of directors or the Shareholders, as applicable, are unable to resolve the Deadlock within such 90-day period, the Deadlock will be promptly submitted to (i) in the case of a Deadlock with respect to a Board Reserved Matter, a representative appointed by the SHUSA Directors, as a group, a representative appointed by the Acquirer Group Directors, as a group, and Mr. Dundon, and (ii) in the case of a Deadlock with respect to a Shareholder Reserved Matter, a representative appointed by SHUSA, a representative appointed by Auto Finance Holdings and Mr. Dundon.

In case of a Deadlock, and subject to certain conditions and other provisions, Auto Finance Holdings and DDFS can require SHUSA to repurchase certain of their shares at 90% of their fair market value (the “Deadlock Put Option”). Alternatively, and subject to certain conditions and other provisions, SHUSA may require Auto Finance Holdings and DDFS to sell to SHUSA their shares at 120% of their fair market value (the “Deadlock Call Option”).

As noted above, the exercise price of the call/put is at a premium/discount over fair value, as the intention of the parties is for this provision to penalize the party not willing to reach an agreement. The objective of the Deadlock provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter (defined as those that will likely cause the Company or any significant subsidiary to default on any material obligation or cease to continue as a going concern) becomes impossible and is not a financial feature of the Acquirer Group’s investment in SCUSA.

In the accounting analysis, we considered the same IFRS literature noted above for the other put options and came to the same conclusion, i.e. that the Deadlock Call Option and the Deadlock Put Option would meet the definition of contingent derivatives in IAS 39.9 and that given their nature and the fact that the strike prices would always be out of the money due to the premium/discount over fair value, they have no monetary value for any of the parties and therefore there will be not an accounting effect in the consolidated financial statements of the Group until any of the options exercised, if ever.

Regarding the impact that the existence of the Deadlock options had on our joint control conclusions, we considered the abovementioned guidance in IAS 27 and we noted that the options cannot be considered currently exercisable because they are contingent upon meeting the conditions for a Deadlock. This lead us to the conclusion that the Deadlock Call Option does not provide the Group with the unilateral right to buy back the shares nor with the current ability to control SCUSA, so it does not affect our joint control conclusions.

•	Whether there are restrictions on the sale of shares by Auto Finance Holdings or DDFS. If the entities have agreed not to sell the shares for a certain period of time, clarify how long this period is.

Consistent with common business practice for joint venture arrangements and the business objective for SCUSA described above, all of the Shareholders’ are subject to transfer restrictions.

Pursuant to the Shareholders Agreement, transfers of shares in SCUSA are subject to the following restrictions:

•	Auto Finance Holdings

Auto Finance Holdings may not transfer any shares in SCUSA prior to the consummation of an IPO other than:

(i)	transfers made pursuant to the exercise of customary co-sale rights or bring-along rights set out in the Shareholders Agreement;

(ii)	transfers made following the exercise of an IPO Put Option in accordance with the Shareholders Agreement; or

(iii)	transfers made following the exercise of the Deadlock Put Option or Deadlock Call Option.

As previously discussed, the Shareholders Agreement grants Auto Finance Holdings put options to sell all (but not a portion) of the shares in SCUSA it acquired on December 31, 2011 to SHUSA on the fourth, fifth and seventh anniversaries of the date of the Shareholders Agreement (each an “IPO Put Option”) provided an IPO has not yet been consummated. The strike price of the shares will be equal to their fair market value, as determined pursuant to the Shareholders Agreement.

Finally, provided that an IPO has not been consummated prior to December 31, 2014, Auto Finance Holdings may require SCUSA to file a registration statement in respect of its shares in SCUSA.

•	DDFS

DDFS may not transfer any shares in SCUSA prior to the expiration or termination of the employment agreement between Mr. Dundon and SCUSA if, after giving effect to such transfer:

(i)	DDFS’s holding interest in SCUSA (excluding any shares acquired by DDFS or Mr. Dundon after December 31, 2011 pursuant to any equity-based compensation plan) would be less than 5%; or

(ii)
The percentage of shares in SCUSA transferred by DDFS after December 31, 2011 relative to the number of shares in SCUSA it held on December 31, 2011 (excluding any shares acquired by DDFS or Mr. Dundon after December 31, 2011 pursuant to any equity-based compensation plan) would be greater than the percentage of shares in SCUSA transferred by Auto Finance Holdings after December 31, 2011 relative to the number of shares in SCUSA held by Auto Finance Holdings on December 31, 2011.

Transfers of shares made by DDFS pursuant to the exercise of the customary co-sale rights or bring-along rights set out in the Shareholders Agreement or in accordance with the put/call options discussed in the immediately following paragraph will not be subject to the above restrictions.

The Shareholders Agreement grants DDFS a put option to sell all of its shares in SCUSA to SHUSA upon expiration of the employment agreement between Mr. Dundon and SCUSA and, in certain cases, upon its termination. Upon expiration or termination of the employment agreement and in case of default and other events under the financing agreements between Banco Santander, S.A. and DDFS, SHUSA is granted a call option to purchase all of the shares in SCUSA held by DDFS. The strike price of the shares in these put and call options will be equal to their fair market value.

Further, DDFS is also granted IPO Put Options and a Deadlock Put Option subject to the same conditions described above for Auto Finance Holdings. However, DDFS may only exercise an IPO Put Option or the Deadlock Put Option if Auto Finance Holdings has exercised an IPO Put Option or the Deadlock Put Option, respectively. Also, DDFS may exercise an IPO Put Option or its Deadlock Put Option in whole or in part (unlike Auto Finance Holdings) provided that, prior to the expiration or termination of the employment agreement between Mr. Dundon and SCUSA, DDFS may not transfer a number of shares in SCUSA pursuant to the exercise of an IPO Put Option or the Deadlock Put Option such that, after giving effect to such transfer, DDFS’s holding interest in SCUSA (excluding any shares acquired by DDFS or Mr. Dundon after December 31, 2011 pursuant to any equity-based compensation plan) would be less than 5%.

•	SHUSA

Other than transfers made pursuant to the exercise of the customary bring-along rights set out in the Shareholders Agreement, the Group, via SHUSA ownership, may not transfer any shares in SCUSA

(i)
prior to the earlier of the consummation of an IPO and December 31, 2016, if, after giving effect to such transfer, the aggregate holding interest of SHUSA and its affiliates in SCUSA would be less than 50%; and

(ii)
after the consummation of an IPO and prior to the earlier of (x) December 31, 2018 and (y) the repayment in full of all amounts due under a certain note purchase agreement between Auto Finance Holdings and CaixaBank, S.A., a non-related party to the Group, if, after giving effect to such transfer, the aggregate holding interest of SHUSA and its affiliates in SCUSA would be less than 40%.

•
To the extent the other shareholders can sell their shares in SCUSA in the future, please clarify how this affects the voting rights allocated to each shareholder and tell us how the sale of any of their shares affects your consolidation conclusions.

Additionally, please clarify if they are required to sell the shares back to you prior to selling them to someone else.

As described above, Auto Finance Holdings and DDFS are granted extensive governance rights under the Shareholders Agreement that allow them to jointly control the Company together with SHUSA. Most of these rights will terminate upon the occurrence of an “Acquirer Group Termination”.

The Shareholders Agreement sets out that an Acquirer Group Termination occurs if and when either (i) if DDFS’s holding interest in SCUSA (excluding any shares acquired by DDFS or Mr. Dundon after December 31, 2011 pursuant to any equity-based compensation plan) is at least 8.5%, then the total number of shares held by DDFS and Auto Finance Holdings in SCUSA divided by the total number of shares of SCUSA outstanding as of December 31, 2011 (as adjusted from time to time for any reorganization, reclassification, stock split, stock dividend, reverse stock split or other like changes in SCUSA’s capitalization since December 31, 2011) is less than 21.0% or (ii) if DDFS’s holding interest in SCUSA (excluding any shares acquired by DDFS or Mr. Dundon after December 31, 2011 pursuant to any equity-based compensation plan) is less than 8.5%, then the total number of shares held by DDFS and Auto Finance Holdings in SCUSA divided by the total number of shares of SCUSA outstanding as of December 31, 2011 (as adjusted from time to time for any reorganization, reclassification, stock split, stock dividend, reverse stock split or other like changes in SCUSA’s capitalization since December 31, 2011) is less than 12.5%.

Collectively, the Acquirer Group holds approximately 35% of the outstanding shares in SCUSA at December 31, 2011. Broadly, in the event that the Acquirer Group were to sell less than 14% or 22.5% of its SCUSA shares (depending on the applicable event described above), joint control will remain in effect. However, if the number of shares transferred exceeds those percentages and as a result an Acquirer Group Termination occurs, the Acquirer Group will lose its special governance rights and determination of whether any shareholder will consolidate SCUSA will generally be based on whether an individual shareholder holds more than 50% of the outstanding shares at that point in time.

We concluded that the terms of the Shareholders’ Agreement governing the transfer of shares did not affect our conclusion that SCUSA is no longer a subsidiary but rather a joint venture subject to joint-control at the date of the transaction as SHUSA cannot unilaterally force the Acquirer Group to sell their shares to SHUSA to obtain control.

Finally, although any sales by Auto Finance Holdings and DDFS would be subject to the restrictions described above, the Shareholders Agreement does not grant rights of first offer or first refusal to SHUSA with respect to these transfers.

Form 6-K Furnished February 7, 2012

4. Refer to your response to prior comments 13 and 14. Your proposed disclosure states that you will continue to apply your current procedure with regard to Spanish regulatory requirements related to the loan provision. Please revise your proposed disclosure to clarify that your procedure also includes an assessment of the valuation of foreclosed assets in addition to the loan provision to ascertain whether the difference between such valuation pursuant to IFRS as issued by the IASB and the provisions required by the Bank of Spain is material and requires adjustment.

We acknowledge the Staff’s comment and we present below the revised proposed disclosure to be included in our future filings (for this response we have underlined changes to our previous proposed disclosure sent to you in our response in the letter dated March 12, 2012 to comments 13 and 14):

“With respect to the recognition of the impact of Royal Decree-Law 2/2012 on the Group’s IASB IFRS consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. it will compare the amount of the provisions for loans and foreclosed assets to be recognised at each date calculated pursuant to IFRS (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law 2/2012, which estimated effect amounts to EUR 2,300 million, in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IASB IFRS.”

5. We acknowledge your response to prior comments 13 and 14 that indicate it is not possible to estimate the provisions that will have to be recognized in the consolidated IFRS book at December 31, 2012. However, we note in the Chairman’s letter to shareholders in your 2011 Annual Report, your Chairman indicates that the requirements recently approved by the government and the Bank of Spain to raise coverage of bad property loans in Spain will require EUR 2,300 million of provisions, over and above those made ahead of time against 2011’s earnings and that these provisions will be fully charged in 2012. This statement appears to indicate that you may have recorded the additional provisions related to real estate discussed in your response to prior comment 12 in anticipation of these new requirements, which appears inconsistent with the information provided in your response. Please confirm that your disclosure in future filings will balance any similar discussions on this matter. Please also, clearly describe the differences between the regulatory capital charges that will be required in accordance with the Bank of Spain and the possibility that those capital charges taken through provisions to the income statement could be different when applying IFRS as issued by the IASB.

We acknowledge the Staff’s comment and we agree that the information included in some parts of our 2011 Annual Report could appear to be inconsistent with the information that we included in our prior response.

We would like to clarify the inconsistencies mentioned by the Staff:

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In relation to the Staff comment related to our response to prior comments 13 and 14 where we indicated that it is not possible to estimate the provisions that will have to be recognized in the consolidated IFRS financial statements at December 31, 2012 and the reference in our 2011 Annual Report that the requirements recently approved by the government and the Bank of Spain to raise coverage of bad property loans in Spain will require EUR 2,300 million of provisions, we would like to confirm that the reference in our prior response was related to the IFRS provisions at December 31, 2012, which we cannot estimate at this time as they will depend on the calculations performed at year-end based on our internal models. On the other hand, the EUR 2,300 million of provisions required by the Royal Decree approved in Spain can be determined at this time as they are the result of applying the minimum percentages of provisions required by the Spanish regulation to the loan portfolio at December 31, 2011. Accordingly, both amounts are not the same.

 To avoid any confusion, we propose to delete the text struck through below in our proposed disclosure included in prior response to comments 13 and 14:

 “With respect to the recognition of the impact of Royal Decree-Law 2/2012 on the Group’s IASB IFRS consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. it will compare the amount of the provisions for loans and foreclosed assets to be recognised at each date calculated pursuant to IFRS (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law 2/2012, ~~which estimated effect amounts to EUR 2,300 million,~~ in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IASB IFRS.”

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In relation to the Staff comment related to our 2011 Annual Report indicating that it appears that we may have recorded the additional provisions related to real estate discussed in our response to prior comment 12 in anticipation of these new requirements, we would like to clarify that the intent of that reference was to explain that the provisions on foreclosed assets of the Group at year-end, determined in accordance with IFRS, were slightly greater than the minimum regulatory provisions required by the Royal Decree.

Finally, we would like to confirm that our disclosure in future filings, including the 2011 Form 20-F, will balance any similar discussions on this matter.

With respect to the Staff’s second comment, we respectfully refer the Staff  to our explanation included in our response to prior comment 14, dated March 12, 2012, where we explained that the new legislation includes, in addition to the EUR 2.3 billion of provisions to be recognized in the balance sheet, an increase in the minimum capital required of Spanish credit institutions and that the corresponding EUR 2.0 billion amount, as a regulatory capital requirement, will not be recognized in the Group’s income statement. This regulatory capital requirement will simply be taken into consideration for the purposes of the capital adequacy levels required by the Bank of Spain. We would also like to remark that currently the Group’s capital exceeds the minimum requirements of Bank of Spain, including that extra buffer.  As a result, this part of the new regulation has not affected the Group. For those Spanish credit institutions that were not in compliance with Royal Decree-Law 2/2012, such law requires them to increase their capital to continue operating.

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In addition, as requested, we acknowledge that:
•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2011 to the extent such disclosures are applicable.  If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-558-18-60.

Very truly yours,

/s/ José Antonio Álvarez
José Antonio Álvarez Chief Financial Officer

cc:	Mr. José Manuel de Araluce, Banco Santander S.A. Mr. Javier del Castillo, Banco Santander S.A. Mr. Nicholas A. Kronfeld, Davis Polk & Wardwell LLP Ms. Carmen Barrasa, Deloitte, S.L.